UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A

                                Wrong CIK Filing


Accession number: 0000947871-07-000270
Submission type: SC 13G/A
Date of submission: 14-Feb-2007


THE REFERENCED FILING WAS SUBMITTED IN ERROR AND SHOULD BE DISREGARDED